UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N53745100

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 13,421,256 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,421,256 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,421,256 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3% (see Item 4)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N53745100

1.	Names of Reporting Persons Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 13,421,256 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,421,256 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,421,256 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3% (see Item 4)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer LyondellBasell Industries N.V.
	(b)	Address of Issuer’s Principal Executive Offices Weena 737 3013AM Rotterdam The Netherlands

Item 2.
	(a)	Name of Person Filing Ares Management LLC (“Ares Management”) Ares Partners Management Company LLC (“Ares Partners” and, together with Ares Management, the “Ares Entities”)
	(b)	Address of Principal Business Office or, if none, Residence For each Ares Entity: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship For each Ares Entity, Delaware
	(d)	Title of Class of Securities Ordinary shares, par value €0.04 per share
	(e)	CUSIP Number N53745100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Ares Management directly and indirectly manages certain investment vehicles that, as of December 31, 2011, held in the aggregate (i) 12,762,844 ordinary shares of LyondellBasell Industries N.V. (the “Issuer”) and (ii) 658,412 warrants to purchase ordinary shares of the Issuer (the “Warrants”), which have an exercise price of $15.90 per share and are exercisable at any time until 5:00p.m. New York City time April 30, 2017.  No single Ares investment vehicle holds (or would hold upon exercise of the Warrants) 5% or more of the ordinary shares of the Issuer.  As a result of this relationship and the relationships described below in Item 6, the Ares Entities may be deemed to indirectly beneficially own the securities beneficially owned by such investment vehicles.  Each of the Ares Entities and the officers, partners, members and managers of the Ares Entities disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities.

	(b)	Percent of class: 2.3% (1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 13,421,256 (2)
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 13,421,256 (2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Ares Management is indirectly controlled by Ares Partners.  Ares Partners is managed by an executive committee comprised of Antony Ressler, Michael Arougheti, David Kaplan, Greg Margolies and Bennett Rosenthal.  Each of the members of the executive committee, the Ares Entities and the officers, partners, members and managers of the Ares Entities expressly disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities.  The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

(1) Based upon an aggregate of (i) 577,441,527 ordinary shares outstanding as of October 28, 2011, as reported by the Issuer in its registration statement on Form S-3 filed on November 7, 2011 with the Securities and Exchange Commission, and (ii) 658,412 ordinary shares subject to the exercise of the Warrants.

(2) The amount reported includes (i) 12,762,844 ordinary shares and (ii) 658,412 ordinary shares subject to the exercise of the Warrants, in each case that are held by certain investment vehicles directly and indirectly managed by Ares Management.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

ARES MANAGEMENT LLC

By:	/s/Michael D. Weiner
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/Michael D. Weiner
Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).